Exhibit 99.1

Attention: Financial Editors	Stock Symbol: (PGF) - TSX
(PGH) - NYSE

PENGROWTH ANNOUNCES SALE OF NON-CORE WEYBURN ASSET

(Calgary, December 21, 2012) /Marketwire/ - Pengrowth Energy Corporation today announced that it has an agreement in place to sell its 10.01952% working interest in its non-operated Weyburn property (“Weyburn”) to OMERS Energy Inc. and Ontario Teachers’ Pension Plan. Total proceeds, subject to closing adjustments, are expected to be $315 million. These funds will be used to help finance the initial phase of the Lindbergh thermal bitumen project and, in the interim, used to reduce debt.

On a pro-forma basis,  the Weyburn disposition will result in Pengrowth’s third quarter 2012 debt decreasing to $1.4 billion (excluding working capital) and an annualized third quarter Debt-to-EBITDA ratio of 2.3 times.

“This announcement delivers on our commitment to dispose of our Weyburn asset,” said Derek Evans, President and Chief Executive Officer of Pengrowth.  “We have achieved full market value after a very thorough sales process. The proceeds will be used to fund 2013 spending on our Lindbergh project. We will continue to take a disciplined and proactive approach to maximizing value from our existing portfolio and capital expenditure program to facilitate the sustainability of our dividend.”

The Weyburn disposition is expected to close in late January and will have an effective date of January 1, 2013.

Pengrowth’s share of Weyburn produced an average of 2,500 barrels of oil equivalent per day during the third quarter of 2012 and had proved plus probable reserves of 20.935 million barrels assigned to it at December 31, 2011, according to the independent reserve evaluators GLJ Petroleum Consultants Ltd.

BMO Capital Markets is acting as financial advisor to Pengrowth on the transaction.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: the sale of the Corporation’s interest in Weyburn, sale proceeds, the use of sale proceeds, anticipated closing and effective dates for the Weyburn sale and future dividends. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh thermal project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do  not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.